TOKYO AOYAMA AOKI LAW OFFICE

ATTORNEYS AT LAW

OFFICES OF BAKER & MCKENZIE

EUROPE
MIDDLE EAST

AMSTERDAM
BAHRAIN
BARCELONA
BERLIN
BRUSSELS
BUDAPEST
CAIRO
DÜSSELDORF
FRANKFURT
GENEVA
KIEV
LONDON
MADRID
MILAN
MOSCOW
MUNICH
PARIS
PRAGUE
RIYADH
ROME
ST.PETERSBURG
STOCKHOLM
WARSAW
ZURICH

ASIA.
PACIFIC

ALMATY
BAKU
BANGKOK
BEIJING
HANOI
HO CHI MINH CITY
HONG KONG
HSINCHU
MANILA
MELBOURNE
SINGAPORE
SYDNEY
TAIPEI
TOKYO

BAKER & MCKENZIE

ATTORNEY AT FOREIGN LAW OFFICE

QUALIFIED JOINT ENTERPRISE OFFICES

410 AOYAMA BUILDING
2-3, KITA AOYAMA 1-CHOME
MINATO-KU, TOKYO, 107-0061, JAPAN

(C.P.O.BOX 1576 TOKYO 100-8694, JAPAN)

TEL:(81-3)3403-5281
FAX:(81-3)3470-3152 OR (81-3)3479-4224

NORTH AND
SOUTH AMERICA

BOGOTA
BRASILA
BUENOS AIRES
CALGARY
CARACAS
CHICAGO
DALLAS
GUADALAJARA
HOUSTON
JUAREZ
MEXICO CITY
MIAMI
MONTERREY
NEW YORK
PALO ALTO
RIO DE JANEIRO
SAN DIEGO
SAN FRANCISCO
SANTIAGO
SAO PAULO
TIJUANA
TORONTO
VALENCIA
WASHINGTON. D.C.

FILE No. 82-5078

02015658

February 14, 2002

Air Mail

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

MAR 01 2002

Funai Electric Co., Ltd.
Rule 12g-3(2)(b) Exemption Application

SUPPL

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to Funai Electric Co., Ltd. (the "Company") with respect to its international offering of shares, enclose herewith English translation of the document which contents were announced by the Company:

- Notice of Forfeiture of Rights to Subscribe for New Shares with Respect to Stock Options

Yours truly,

Ken Takahashi

Encl.
cc: Funai Electric Co., Ltd.
Daiwa Securities SB Capital Markets Europe Limited.
Sullivan & Cromwell, Tokyo (w/o documents)

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

(Translation)

Press Release **FUNAI**

January 7, 2002

Dear Sirs:

FUNAI ELECTRIC CO., LTD.

Name of the Representative: Tetsuro Funai
President and
Representative Director

(Code No. 6839; The 1st Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange)

Person to contact: Naoyuki Takanaka
Manager of
Investor/Public Relations
Department
(Tel: 072-870-4395)

Notice of Forfeiture of Rights to Subscribe for New Shares with Respect to Stock Options

With respect to the stock options (by the method of granting rights to subscribe for new shares) of Funai Electric Co., Ltd. (the "Company") which was resolved at its 48th Ordinary General Meeting of Shareholders held on September 8, 2000, the recipients thereof forfeited the rights to subscribe for new shares as of December 31, 2001, as described below:

Description

1. Reason for the forfeiture of the rights to subscribe for new shares

An event of the "forfeiture of the rights to subscribe for new shares" as stipulated in the agreement entered into between the Company and the recipients of the stock options (the event that the monthly average of the daily closing prices of the Company's shares of common stock on the Osaka Securities Exchange Co., Ltd. falls below 50% of the exercise price for at least two months) occurred.

2. Number of shares subject to the rights to subscribe for new shares that were forfeited

338,850 shares

The above number of shares is the number as of December 31, 2001 after deducting from the number of new shares to be issued in accordance with the special resolution of the

General Meeting of Shareholders, the number of shares not to be issued as a result of the rights forfeited previously.

- END -

(For reference)

Particulars of the stock options:

(1)	Qualified recipients:	Six Directors and 148 employees.
(2)	New shares to be issued:	54,600 shares to the Directors and 285,300 shares to the employees, totaling 339,900 shares.
(3)	Issue price:	¥15,086
(4)	Exercise period:	January 1, 2003 to December 31, 2009.